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Exhibit 99.4

181 Bay Street, Suite 200 Toronto, Ontario M5J 2T3 Canada www.noranda.com	Contacts: Denis Couture, Vice-President, Investor Relations, Public Affairs & Communications (416) 982-7020

FOR IMMEDIATE RELEASE

NORANDA PROVIDES UPDATE ON ALTONORTE SMELTER PRODUCTION

Toronto, Ontario, July 29, 2004 — Noranda Inc. (TSX and NYSE: "NRD") today announced that a fire took place on Tuesday morning, July 27th, in the concentrate dryer bag house at the Altonorte copper smelter in Chile. There were no injuries. It is now estimated that it will take between 30 and 40 days to complete the repairs. The smelter continues to operate at reduced capacity. The production impact is expected to be less than 30,000 tonnes of copper concentrate.

Noranda has informed the smelter's customers that it has declared partial force majeure.

Noranda is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. The Company's primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 15,000 people at its operations and offices in 18 countries and is listed on The New York Stock Exchange and The Toronto Stock Exchange (NRD).

Note: This press release is also available at www.noranda.com.

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NORANDA PROVIDES UPDATE ON ALTONORTE SMELTER PRODUCTION